                                                       -------------------------
                                                              OMB APPROVAL
                                                       -------------------------
                                                       OMB Number:  3235-0145
                                                       Expires: October 31, 2002
                                                       Estimated average burden
                                                       hours per response: 14.90
                                                       -------------------------

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                         OAO Technology Solutions, Inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   67082B 10 5

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Louis N. Mintz

                             c/o J.F. Lehman Company

                                 450 Park Avenue

                            New York, New York 10022

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 4, 2002

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of SECTIONS 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See SECTION 240.13d-7 for other parties to whom copies are to be sent.


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67082B 10 5           SCHEDULE 13D                  Page 2 of 11 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Terrapin Partners Holding Company LLC

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
     Not Applicable
--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not Applicable

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    8,925,214

  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    8,584,164

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,925,214

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
     Not Applicable

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     51.1%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67082B 10 5           SCHEDULE 13D                  Page 3 of 11 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John F. Lehman

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
     Not Applicable

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not Applicable

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         20,000

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    8,925,214

  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         20,000

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    8,584,164

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,945,214

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
     Not Applicable

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     51.2%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67082B 10 5         SCHEDULE 13D                    Page 4 of 11 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Donald Glickman

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
     Not Applicable

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not Applicable

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         5,000

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    8,925,214

  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         5,000

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    8,584,164

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,930,214

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
     Not Applicable

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     51.1%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67082B 10 5        SCHEDULE 13D                     Page 5 of 11 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Louis N. Mintz

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
     Not Applicable

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not Applicable

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         10,000

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    8,925,214

  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         10,000

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    8,584,164

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,935,214

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
     Not Applicable

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     51.1%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67082B 10 5      SCHEDULE 13D                       Page 6 of 11 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     George Sawyer

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
     Not Applicable

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not Applicable

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         5,000

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    8,925,214

  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         5,000

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    8,584,164

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,930,214

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
     Not Applicable

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     51.1%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67082B 10 5           SCHEDULE 13D                  Page 7 of 11 Pages


     This Schedule 13D is being filed jointly pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, on behalf of Terrapin Partners Holding Company LLC, a Delaware limited liability company ("Holding Company"), and John F. Lehman, Donald Glickman, Louis N. Mintz and George Sawyer (together with Holding Company, the "Reporting Persons") to report a change in the Reporting Persons' dispositive voting power of the Common Stock of OAO Technology Solutions, Inc. (the "Issuer") as a result of Holding Company's acquisition from a shareholder of the Issuer of 1,485,350 shares of the Issuer's common stock ("Common Stock"), par value $0.01 per share. As described below, these shares were previously subject to a Voting Agreement and Irrevocable Proxy, dated as of October 22, 2001, between the shareholder, Holding Company and Terrapin Partners Subsidiary LLC ("Subsidiary") pursuant to which, among other things, the shareholder agreed to contribute the shares to Holding Company in exchange for a like number of units in Holding Company upon the shares becoming unencumbered and freely transferable. Those shares were contributed to Holding Company on October 4, 2002.


ITEM 1.  SECURITY AND ISSUER.

     No change.


ITEM 2.  IDENTITY AND BACKGROUND.

     No change.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


     Item 3 is amended by replacing paragraphs (b) and (c) of the current response with the following paragraphs, reflecting the acquisition by Holding Company from Cecile D. Barker on October 4, 2002 of 1,485,350 shares of Common Stock that were previously subject to a Voting Agreement and Irrevocable Proxy, dated as of October 22, 2001, among Cecile D. Barker, Holding Company and Subsidiary (the "Voting Agreement"):

     (b) For the acquisition of 2,854,808 shares of Common Stock, Holding Company issued 2,854,808 common units to the contributors of those shares. The initial stated value of each common unit is $1.65. Holding Company subsequently contributed those 2,854,808 shares of Common Stock to Subsidiary in exchange for the same number of common units of Subsidiary.

     (c) Of the shares of Common Stock reported as beneficially owned by the Reporting Persons, 341,050 remain the subject of a Voting Agreement and Irrevocable Proxy, dated as of October 22, 2001, and are owned by Cecile D. Barker or affiliates of Mr. Barker. As those shares have not been acquired by the Reporting Persons, no funds were used in obtaining the voting rights and proxy contained in that agreement. Pursuant to the terms of the Voting Agreement, Mr. Barker has agreed to contribute those shares to Holding Company, in exchange for a like number of Holding Company units, upon the shares becoming unencumbered and freely transferable.

CUSIP No. 67082B 10 5           SCHEDULE 13D                  Page 8 of 11 Pages


ITEM 4.  PURPOSE OF TRANSACTION.

     No change.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended by replacing paragraph (a)(ii) of the current response with the following paragraph:

         See Cover Page, Items 11 and 13. Mr. Lehman directly owns 20,000 shares of Common Stock. Of the shares of Common Stock listed as beneficially owned by Mr. Lehman, 8,925,214 are the shares of Common Stock held by Subsidiary or subject to the Voting Agreement. Mr. Lehman may be deemed to control Holding Company and Subsidiary because he is both (A) a managing member of JFL Investors LLC, the general partner of JFLEI, which controls Holding Company and (B) a member of the management committee of Holding Company, which is the managing member of Subsidiary.

     Item 5 is amended by replacing paragraph (a)(iii) of the current response with the following paragraph:

         See Cover Page, Items 11 and 13. Mr. Glickman directly holds options to purchase 5,000 shares of Common Stock. Mr. Glickman does not directly own any shares of the Common Stock held by Subsidiary. Of the shares of Common Stock listed as beneficially owned by Mr. Glickman, 8,925,214 are the shares of Common Stock held by Subsidiary or subject to the Voting Agreement. Mr. Glickman may be deemed to control Holding Company and Subsidiary because he is both (A) a managing member of JFL Investors LLC, the general partner of JFLEI, which controls Holding Company and (B) a member of the management committee of Holding Company, which is the managing member of Subsidiary.

     Item 5 is further amended by replacing paragraph (a)(iv) of the current response with the following paragraph:

         See Cover Page, Items 11 and 13. Mr. Mintz directly holds options to purchase 10,000 shares of Common Stock. Mr. Mintz does not directly own any shares of the Common Stock held by Subsidiary. Of the shares of Common Stock listed as beneficially owned by Mr. Mintz, 8,925,214 are the shares of Common Stock held by Subsidiary or subject to the Voting Agreement. Mr. Mintz may be deemed to control Holding Company and Subsidiary because he is a member of the management committee of Holding Company, which is the managing member of Subsidiary.

     Item 5 is further amended by replacing paragraph (a)(v) of the current response with the following paragraph:

CUSIP No. 67082B 10 5           SCHEDULE 13D                  Page 9 of 11 Pages

     See Cover Page, Items 11 and 13. Mr. Sawyer directly holds options to purchase 5,000 shares of Common Stock. Mr. Sawyer does not directly own any shares of the Common Stock held by Subsidiary. Of the shares of Common Stock listed as beneficially owned by Mr. Sawyer, 8,925,214 are the shares of Common Stock held by Subsidiary or subject to the Voting Agreement. Mr. Sawyer may be deemed to control Holding Company and Subsidiary because he is a managing member of JFL Investors LLC, the general partner of JFLEI, which controls Holding Company.

     Item 5, is further amended by replacing the sixth and final paragraph of subsection (a) of the current response with the following paragraph:

         The aggregate percentage of shares of Common Stock reported in Item 13 of the Cover Page is based upon 17,474,059 shares of Common Stock outstanding as of August 1, 2002, as represented by the Issuer to the Reporting Persons on August 15, 2002.

     Item 5 is further amended by replacing paragraph (b)(ii) of the current response with the following paragraph:

         See Cover Page Items 7 through 10. Mr. Lehman has the sole power to vote or dispose of 20,000 shares of Common Stock. Mr. Lehman does not have the sole power to vote or dispose of any shares of the Common Stock held by Subsidiary or subject to the Voting Agreement. Of the shares of Common Stock listed as beneficially owned by Mr. Lehman, 8,925,214 are the shares held by Subsidiary or subject to the Voting Agreement. For the reasons stated in (a)(ii) immediately above, Mr. Lehman may be deemed to share the power to direct the voting of the shares of Common Stock held by Subsidiary and subject to the Voting Agreement.

     Item 5 is further amended by replacing paragraph (b)(iii) of the current response with the following paragraph:

         See Cover Page Items 7 through 10. Mr. Glickman has the sole power to vote or dispose of the 5,000 shares of Common Stock underlying the options held by Mr. Glickman. Mr. Glickman does not have the sole power to vote or dispose of any shares of the Common Stock held by Subsidiary or subject to the Voting Agreement. Of the shares of Common Stock listed as beneficially owned by Mr. Glickman, 8,925,214 are the shares held by Subsidiary or subject to the Voting Agreement. For the reasons stated in (a)(iii) immediately above, Mr. Glickman may be deemed to share the power to direct the voting of the shares of Common Stock held by Subsidiary and subject to the Voting Agreement.

     Item 5 is further amended by replacing paragraph (b)(iv) of the current response with the following paragraph:

         See Cover Page Items 7 through 10. Mr. Mintz has the sole power to vote or dispose of the 10,000 shares of Common Stock underlying the options held by Mr. Mintz. Mr. Mintz does not have the sole power to vote or dispose of any shares of the Common Stock held by Subsidiary or subject to the Voting Agreement. Of the shares of Common Stock listed as beneficially owned by Mr. Mintz, 8,925,214 are the shares held by Subsidiary or subject to the Voting Agreement. For the reasons stated in (a)(iv) immediately above, Mr. Mintz may be deemed to share the power to direct the voting of the shares of Common Stock held by Subsidiary and subject to the Voting Agreement.

     Item 5 is further amended by replacing paragraph (b)(v) of the current response with the following paragraph:

         See Cover Page Items 7 through 10. Mr. Sawyer has the sole power to vote or dispose of the 5,000 shares of Common Stock underlying the options held by Mr. Sawyer. Mr. Sawyer does not have the sole power to vote or dispose of any shares of the Common Stock held by Subsidiary or subject to the Voting Agreement. Of the shares of Common Stock listed as

CUSIP No. 67082B 10 5           SCHEDULE 13D                 Page 10 of 11 Pages

beneficially owned by Mr. Sawyer, 8,925,214 are the shares held by Subsidiary or subject to the Voting Agreement. For the reasons stated in (a)(v) immediately above, Mr. Sawyer may be deemed to share the power to direct the voting of the shares of Common Stock held by Subsidiary and subject to the Voting Agreement.

     Item 5 is further amended by adding the following paragraphs to the end of the current response of subsection (c):

         Pursuant to the Contribution Agreement, dated as of October 4, 2002 by and between Holding Company and Cecile D. Barker, Holding Company acquired from Mr. Barker on such date 1,485,350 shares of Common Stock in exchange for 1,485,350 common units of Holding Company, each with an initial stated value of $1.65 per unit.

         Pursuant to the Inter LLC Contribution Agreement, dated as of October 4, 2002, between Holding Company and Subsidiary, Holding Company contributed to Subsidiary 1,485,350 shares of Common Stock in exchange for a like number of common units of Subsidiary.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No Change.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     No Change.

CUSIP No. 67082B 10 5           SCHEDULE 13D                 Page 11 of 11 Pages

                                    SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     TERRAPIN PARTNERS HOLDING COMPANY LLC


     By:  /s/ Louis N. Mintz                          October 8, 2002
        -----------------------
        Louis N. Mintz
        Authorized Person

      /s/ John F. Lehman                              October 8, 2002
     --------------------------
     John F. Lehman

      /s/ Donald Glickman                             October 8, 2002
     --------------------------
     Donald Glickman

      /s/ George Sawyer                               October 8, 2002
     --------------------------
     George Sawyer

      /s/ Louis N. Mintz                              October 8, 2002
     --------------------------
     Louis N. Mintz